

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

Rashida La Lande
Senior Vice President
Kraft Heinz Foods Company
One PPG Place
Pittsburgh, Pennsylvania 15222

>   **Re: Kraft Heinz Foods Company**
>   **Registration Statement on Form S-4**
>   **Filed December 9, 2020**
>   **File No. 333-251232**

Dear Ms. La Lande:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joshua N. Korff, P.C.